UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Amendment No. 2

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

B Communications Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

B Communications Ltd.
(Name of Person(s) Furnishing Form)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Subject Securities)

M15629104
(CUSIP Number of Class of Securities (if applicable))

Puglisi & Associates 850 Library Avenue, Suite 204 Newark, Delaware 19711 Telephone: (302) 738-6680
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
October 4, 2019
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	A Statement Regarding a Special Offering in Accordance With the Company’s Arrangement, an adapted version of a Tel Aviv Stock Exchange Report (Translated).

99.2	Notice of Procedure and Schedules for Completion of the Company’s Arrangement, Including Full Redemption of Principal and Accrued Interest for Debentures (Series B), Accrued Interest Payable for Debentures (Series C), Partial Early Redemption of Debentures (Series C), issuance of debentures (Series D), issuance of debentures (Series E), the issuance of equity (Rights Offering) and expansion of the debentures (Series C), an adapted version of a Tel Aviv Stock Exchange Report (Translated).

99.3	Acceptance Notice of Shares, an adapted version of a Tel Aviv Stock Exchange Report (Translated).

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibits referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.4	Questions and Answers about the Rights Offering

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission on October 4, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B Communications Ltd.

By:	/s/ Ami Barlev
Name:	Ami Barlev
Title:	Chief Executive Officer
Date:	October 25, 2019

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